**Hodgson Russ**
ATTORNEYS • LLP

**Richard B. Raymer**
Direct Dial: 416.595.2681
*rraymer@hodgsonruss.com*

RECEIVED
2007 MAR 12 A 10: 37

March 7, 2007

07021711

***Via Federal Express***

SUPPL

Securities and Exchange Commission
Division of Corporate Finance - International Corporate Finance
100 F Street, NE
Washington, DC 20549

Re: Medical Facilities Corporation - File Number 82-34942

Dear Sir or Madam,

In connection with the Commission's granting to Medical Facilities Corporation ("MFC") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by MFC in Canada for the period between February 22, 2007 through March 6, 2007. If you have any questions please do not hesitate to contact me.

Sincerely,

Richard B. Raymer

PROCESSED
MAR 1 4 2007
THOMSON FINANCIAL

RBR/vcs
Enclosures

cc: Sergey Savchenko

042608/00001 TORDOCS 40894v1

RECEIVED

2007 MAR 12 A 10:3?

OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Medical Facilities Corporation**
**File Number 82-34942**

| | |
|---|---|
| March 6, 2007 | Notice of the meeting and record date |

042608/00001 TORDOCS 40893v1

File Number 82-34942

Computershare

Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

March 6, 2007

Dear Sirs: All applicable Exchanges and Commissions

Subject: MEDICAL FACILITIES CORPORATION

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

| | |
|---|---|
| 1. Meeting Type | : Annual General Meeting |
| 2. CUSIP/Class of Security entitled to receive notification | : 58457V206/CA58457V2066/INCOME PARTICIPATING SECURITIE |
| 3. CUSIP/Class of Security entitled to vote | : 58457V206/CA58457V2066/INCOME PARTICIPATING SECURITIE |
| 4. Record Date for Notice | : 02 Apr 2007 |
| 5. Record date for Voting | : 02 Apr 2007 |
| 6. Beneficial Ownership determination date | : 02 Apr 2007 |
| 7. Meeting Date | : 11 May 2007 |
| 8. Meeting Location | : Design Exchange, Patty Watt Room Toronto, ON |

Sincerely,

"Brian Kim"
Meeting Specialist
Client Services Department
Tel: 604.661.9400 Ext 4139
Fax: 604.661.9401

END